FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2003

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ✓	Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No ✓

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82      ]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Apostolos Tamvakakis (Registrant)

Date : 5th June, 2003	Apostolos Tamvakakis Deputy Governor

NATIONAL BANK OF GREECE

ANNOUNCEMENT

National Bank of Greece S.A. announces payment, as from Monday 9 June 2003, of the 2002 dividend, amounting to euro 0.45 per share, pursuant to the resolution of the Bank’s Ordinary General Meeting of Shareholders of 9 May 2003.

Entitled to the dividend are the Bank’s shareholders of record as at the closing of the Athens Stock Exchange session of 9 May 2003, i.e. those registered with the Central Securities Depository S.A. or with the Bank ´s Register of Shareholders, depending on whether or not they have dematerialized their shares.

The dividend shall be paid into the shareholders’ deposit account with the Bank, provided such an account has been designated by them in a timely manner. The remaining shareholders (or their duly authorized representatives for the purpose of dividend collection) shall collect their dividend from any one of the Bank’s branches by presenting their dividend payment certificate, to be sent to them by mail, and the relevant legalization documents (such as their identity card, passport and duly certified authorizations).

It is reminded that uncollected dividends are time-barred after the lapse of five years.

For any further enquiries, shareholders are kindly requested to contact the Shareholders Subdivision (tel. nos +30 210 334 3414-16-17-19-20-21-22-25-26-28-60.)

Athens, 4 June 2003